Exhibit 99.1

MINISO Group Announces 2026 June Quarter and Interim Unaudited Financial Results

Group Revenue Grew by 22.4% YoY in 26H1

MINISO Chinese Mainland Delivered 26.2% YoY Growth, the Highest First-half Growth Rate in Three Years, Powered by Mid-single Digit SSSG(1)

MINISO North America Delivered 37.0% YoY Revenue Growth, with Mid-single Digit SSSG(1)

Diluted Earnings Per ADS Grew by 8.2% YoY

Net Cash from Operating Activities Grew by 45.5% YoY

26H1 Returned RMB1,309.8 Million to Shareholders, Surpassing Adjusted Net Profit(2) Excluding FX(3)

GUANGZHOU, China, August 28, 2026 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs, today announced its unaudited financial results for the three months and six months ended June 30, 2026 (“26Q2” and “26H1”, respectively).

26H1 Selected Financial Information

	For the six months ended June 30,			Year-over-
	2025	2026		year
	(Unaudited)	(Unaudited)		(“YoY”)
Item	RMB million	RMB million	US$ million	change
Revenue	9,393.1	11,498.9	1,694.7	22.4%
Gross profit	4,156.9	5,093.7	750.7	22.5%
Operating profit	1,545.9	1,639.9	241.7	6.1%
Adjusted operating profit(2) excluding FX(3)	1,550.8	1,628.6	240.0	5.0%
Profit for the period	906.0	956.6	141.0	5.6%
Earnings per American Depositary Share (“ADS”)
-Basic earnings per ADS (RMB and US$)	2.96	3.16	0.47	6.8%
-Diluted earnings per ADS (RMB and US$)	2.92	3.16	0.47	8.2%
Adjusted net profit(2) excluding FX(3)	1,242.9	1,221.6	180.0	(1.7)%
Adjusted EBITDA(2)	2,187.6	2,255.5	332.4	3.1%
Net cash from operating activities	1,014.2	1,475.4	217.4	45.5%

Store Network Expansion

As of June 30, 2026, the Company’s total store count reached 8,674, representing a net increase of 769 YoY and 189 YTD(4).

•	MINISO Brand: totaled 8,309 stores (up 697 YoY and 158 YTD(4)), driven by:

•	Chinese Mainland: 4,665 stores (up 360 YoY and 97 YTD(4)).
•	Overseas Markets: 3,644 stores (up 337 YoY and 61 YTD(4)).
•	TOP TOY Brand: totaled 365 stores (up 72 YoY and 31 YTD(4)).

The following table provides a breakdown of the Company’s store network and its changes on a YoY and YTD(4) basis. About 48.4% of new MINISO stores in the past twelve months were located in overseas markets.

	As of
	June 30, 2025	December 31, 2025	June 30, 2026	YoY	YTD(4)
Number of stores on group level	7,905	8,485	8,674	769	189
Number of MINISO stores	7,612	8,151	8,309	697	158
Chinese mainland	4,305	4,568	4,665	360	97
— Directly operated stores	20	18	15	(5)	(3)
— Stores operated under Retail Partner model	4,258	4,522	4,624	366	102
— Stores operated under distributor model	27	28	26	(1)	(2)
Overseas markets	3,307	3,583	3,644	337	61
— Directly operated stores	579	700	795	216	95
— Stores operated under Retail Partner model	425	432	439	14	7
— Stores operated under distributor model	2,303	2,451	2,410	107	(41)

Number of TOP TOY stores	293	334	365	72	31
Chinese mainland	283	304	317	34	13
— Directly operated stores	33	35	33	-	(2)
— Stores operated under Retail Partner model	250	269	284	34	15
Overseas markets	10	30	48	38	18
— Directly operated stores	5	15	30	25	15
— Stores operated under Retail Partner model	-	4	4	4	-
— Stores operated under distributor model	5	11	14	9	3

Mr. Guofu Ye, Founder, Chairman and CEO of MINISO, commented, “Despite a challenging consumer environment in the domestic market during 26H1, we are pleased to see that MINISO Chinese mainland delivered a standout performance, with revenue growing 26.2% YoY, our fastest first-half growth rate in the past three years, driven by mid-single-digit SSSG. MINISO overseas markets grew 14.9% YoY, while TOP TOY grew 32.7% YoY."

"Beyond the financial performance, we would also like to share our progress on proprietary IP and membership operations. YOYO, launched just one year ago, achieved monthly sales exceeding RMB100 million in both June and July 2026 and completed its first crossover collaboration with a world-class IP, evolving into an IP asset capable of engaging and co-creating with international IPs on equal footing. Members of MINISO Chinese mainland grew 31.0% YoY to about 130 million, contributing 77.4% of local sales; in the United States, our members grew 107.1% YoY to about 5.8 million, contributing 60.1% of local sales. Our membership program highlighted strong user retention, cementing the foundation for sustainable commercialization and long-term brand equity. On the global front, we celebrated our market entry into Switzerland in 26Q2, extending our global footprint to accumulative 113 countries and regions, while TOP TOY officially entered the United States and Taiwan, China, further elevating its global presence.”

“Moving forward, MINISO will keep focusing on its dual drivers: IP and large-format stores. We aim to unlock deep brand equity via our IP ecosystem and reshape retail experiences through large-format stores. Guided by long-termism, we balance global expansion with high-quality localization. Powered by operational resilience, MINISO will create enduring, cycle-defying value for global stakeholders.” Mr. Ye continued.

Mr. Eason Zhang, CFO of MINISO, commented, "During 26H1, revenue on group level grew by 22.4%. Adjusted operating profit excluding FX grew 5.0% YoY to RMB1,628.6 million. Net cash generated from operating activities reached RMB1,475.4 million, while adjusted net profit excluding FX was RMB1,221.6 million in the same period, demonstrating strong resilience and robust operational cash flow generation of our business."

"Our capital allocation initiatives were highlighted by share repurchase of RMB517.6 million deployed by the Company in 26H1, accounting for more than 90% of full-year repurchase amount of 2025. Furthermore, in June 2026, the Board approved 2026 share repurchase program of up to HK$2.0 billion, alongside an automatic share repurchase plan, enabling continued buyback execution even during blackout periods across both Hong Kong and the U.S. markets, underscoring our disciplined capital deployment, and reaffirmed our unwavering confidence in MINISO Group’s intrinsic value.

We have returned a total of RMB1.31 billion to shareholders by cash dividends and share repurchases, accounting for 121% of the adjusted net profit for 26H1, which far exceeded the 50% payout ratio per our current dividend policy. Looking ahead, our capital allocation strategy will continue to balance our high-growth trajectory with our commitment to delivering stable, predictable returns to our shareholders." Mr. Zhang concluded.

Financial Results for 26H1

Revenue was RMB11,498.9 million (US$1,694.7 million), representing an increase of 22.4% YoY.

Revenue from MINISO brand increased by 21.6% YoY to RMB10,513.2 million (US$1,549.5 million), mainly driven by (i) an increase of 26.2% in revenue from Chinese mainland, powered by its mid-single digit SSSG(1), and (ii) an increase of 14.9% in revenue from overseas markets, with low-single-digit decline in same-store GMV. Overseas markets revenue contributed 38.6% of revenue from MINISO brand, compared to 40.9% in the same period last year.

Revenue from TOP TOY brand(5) increased by 32.7% YoY to RMB984.6 million (US$145.1 million).

For more information on the composition and YoY change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB6,405.2 million (US$944.0 million), representing an increase of 22.3% YoY.

Gross profit was RMB5,093.7 million (US$750.7 million), representing an increase of 22.5% YoY.

Gross margin was 44.3%, flat year over year. The current-period margin included a benefit of about 0.6% from tariff refunds. The Company estimated more benefit in the coming quarters of about US$4.1 million.

Selling and distribution (“S&D”) expenses were RMB3,045.0 million (US$448.8 million), representing an increase of 39.6% YoY. Excluding share-based compensation (“SBC”) expenses, S&D expenses were RMB2,961.5 million (US$436.5 million), representing an increase of 36.7% YoY.

As a percentage of revenue, S&D expenses excluding SBC stood at 25.8% in 26H1, compared with 23.1% in the same period last year. This 2.7-percentage-point YoY increase was the main driver for the corresponding YoY decline in adjusted net profit margin excluding FX(3).

The YoY expenses increase as percentages of revenue were broken down as follows: a 1.0-percentage-point rise in depreciation and amortization and rental expenses for directly-operated stores; a 0.5-percentage-point uptick in promotion and advertising expenses; a 0.5-percentage-point increase in licensing expenses, reflecting the Company’s strategic investments in IP development to build foundations for future growth; and an approximate 0.4-percentage-point increase in payroll expenses excluding SBC, largely attributable to overseas operations. Logistics expenses as a percentage of revenue remained stable at around 1.7%, flat YoY.

General and administrative expenses were RMB590.9 million (US$87.1 million), representing an increase of 17.3% YoY. Excluding SBC expenses, general and administrative expenses were RMB550.8 million (US$81.2 million), representing an increase of 15.5% YoY. The YoY increase was primarily due to the increase in personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB196.7 million (US$29.0 million), compared to RMB98.2 million in the same period last year. The YoY increase was mainly due to an unrealized mark-to-market gain of RMB277.4 million (US$40.9 million) arising from fair value changes of an investment in a limited partnership, reflecting its early stage strategic pre-IPO investment in the AI industry. This was partially offset by a net foreign exchange loss of RMB142.4 million (US$21.0 million), compared to a net foreign exchange gain of RMB36.6 million in the same period last year.

Operating profit increased by 6.1% YoY to RMB1,639.9 million (US$241.7 million), compared with RMB1,545.9 million in the same period last year.

Operating margin was 14.3%, compared with 16.5% in the same period last year.

Adjusted operating profit(2) was RMB1,486.2 million (US$219.0 million), compared with RMB1,587.4 million in the same period last year. If excluding FX(3), it would have been RMB1,628.6 million (US$240.0 million), representing an increase of 5.0% YoY.

Adjusted operating margin(2) was 12.9%, compared with 16.9% in the same period last year. If excluding FX(3), it would have been 14.2%.

Net finance costs were RMB212.0 million (US$31.2 million), compared to RMB128.4 million in the same period last year. The YoY change was mainly attributable to the decrease in interest income as a result of decreased principal in bank deposit, and increased finance costs. The increase in finance costs was mainly due to (i) increased interest expenses on lease liabilities in line with the Company’s investment in directly operated stores; (ii) increased interest expenses in relation to the equity linked securities issued by the Company in 2025 (the “Equity Linked Securities”), and (iii) increased interest expenses mainly attributable to a borrowing in connection with the acquisition of the equity interest in Yonghui Superstores Co., Ltd * (永輝超市股份有限公司) (“Yonghui”). Both (ii) and (iii) are excluded in non-IFRS financial measures(2) and the increases were driven by the full-period recognition of interest in 26H1 versus a pro-rated portion in the prior-year period.

Share of profit of equity-accounted investees, net of tax was RMB57.8 million (US$8.5 million), compared to a share of loss of RMB138.9 million in the same period last year. The YoY improvement was primarily attributable to the Company's share of profit in Yonghui of RMB60.3 million (US$8.9 million), compared to a share of loss in the prior-year period. This reflected Yonghui's return to profitability in 26H1, driven by its ongoing store-remodeling program, strengthened private-label merchandise portfolio, and improved gross margin and operating expense discipline, as disclosed in Yonghui's 2026 interim report. The share of profit in Yonghui has been excluded in the Company's non-IFRS financial measures(2), as it relates to the operating results of an associated company rather than the underlying performance of MINISO’s own business.

Changes in fair value of redemption liabilities were RMB47.4 million (US$7.0 million), which was a non-cash loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025 and has been excluded in non-IFRS financial measures(2).

Other expenses were RMB141.3 million (US$20.8 million), representing a non-cash loss from fair value change of certain derivative under mark-to-market impact, which was in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures(2).

Effective tax rate was 26.2%, compared to 24.1% in the same period last year.

Adjusted effective tax rate(2) was 24.8%, which excluded the impact on effective tax rate as a result of adjusted items, compared to 18.4% in the same period last year. The YoY increase mainly reflected the tax effect of net foreign exchange loss and loss from certain subsidiaries of the Company.

Profit for the period increased 5.6% YoY to RMB956.6 million (US$141.0 million), compared to RMB906.0 million in the same period last year. The YoY increase was primarily attributable to the following factors: (i) the unrealized mark-to-market gain of RMB277.4 million (US$40.9 million) from fair value changes of an investment in a limited partnership investing in the AI industry, and (ii) RMB60.3 million (US$8.9 million) share of profit from its investment in Yonghui. Such positive contributions were partially offset by the following factors: (i) higher S&D expenses compared with the prior-year period, (ii) net foreign exchange loss of RMB142.4 million (US$21.0 million), reversing the net foreign exchange gain of RMB36.6 million recorded in the same period last year, (iii) increased net finance costs explained above, and (iv) a loss arising from changes in fair value of redemption liabilities arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025.

Net profit margin was 8.3%, compared to 9.6% in the same period last year.

Adjusted net profit(2) was RMB1,079.1 million (US$159.0 million), compared to RMB1,279.5 million in the same period last year. If excluding FX(3), it would have been RMB1,221.6 million (US$180.0 million), compared to RMB1,242.9 million in the same period last year.

Adjusted net margin(2) was 9.4%, compared to 13.6% in the same period last year. If excluding FX(3), it would have been 10.6%, compared to 13.2% in the same period last year.

Adjusted EBITDA(2) increased by 3.1% YoY to RMB2,255.5 million (US$332.4 million).

Adjusted EBITDA margin(2) was 19.6%, compared to 23.3% in the same period last year.

Basic earnings per ADS was RMB3.16 (US$0.47), compared to RMB2.96 in the same period last year, representing an increase of 6.8% YoY.

Diluted earnings per ADS was RMB3.16 (US$0.47), compared to RMB2.92 in the same period last year, representing an increase of 8.2% YoY.

Adjusted basic and diluted earnings per ADS(2) were both RMB3.56 (US$0.52), compared to both RMB4.16 in the same period last year.

Cash position(6), which was the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits and other investments recorded as current assets, was RMB7,394.2 million (US$1,089.8 million) as of June 30, 2026, compared to RMB7,087.9 million as of December 31, 2025.

Net cash from operating activities was RMB1,475.4 million (US$217.4 million) for 26H1, with a cash conversion ratio(7) of 1.4. Capital expenditure was RMB724.6 million (US$106.8 million) and free cash flow was RMB750.8 million (US$110.6 million).

Financial Results for 26Q2

Revenue was RMB5,810.5 million (US$856.4 million), representing an increase of 17.0% YoY.

Revenue from MINISO brand increased by 17.0% to RMB5,339.8 million (US$787.0 million), driven by (i) an increase of 22.9% in Chinese mainland, and (ii) an increase of 9.1% in overseas markets.

Revenue from TOP TOY brand(5) increased by 16.9% to RMB470.1 million (US$69.3 million).

For more information on the composition and YoY change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB3,180.9 million (US$468.8 million), representing an increase of 14.9% YoY.

Gross profit was RMB2,629.6 million (US$387.6 million), representing an increase of 19.6% YoY.

Gross margin was 45.3%, compared to 44.3% in the same period last year. The current-period margin included a benefit of about 1.2% from tariff refunds in 26Q2.

S&D expenses were RMB1,574.1 million (US$232.0 million), representing an increase of 35.7% YoY. Excluding SBC expenses, S&D expenses were RMB1,566.8 million (US$230.9 million), representing an increase of 35.7% YoY.

As a percentage of revenue, S&D expenses excluding SBC stood at 27.0% in 26Q2, compared with 23.2% in the same period last year. This 3.8-percentage-point YoY increase was the main driver for the corresponding YoY decline in adjusted net profit margin excluding FX(3).

General and administrative expenses were RMB293.7 million (US$43.3 million), representing an increase of 12.3% YoY. Excluding SBC expenses, general and administrative expenses were RMB286.0 million (US$42.2 million), representing an increase of 13.7% YoY.

Other net loss was RMB625.2 million (US$92.1 million), compared to an income of RMB77.4 million in the same period last year. The YoY change was mainly due to (i) an unrealized mark-to-market loss of RMB597.2 million (US$88.0 million) arising from fair value changes of an investment in a limited partnership, reflecting its early stage strategic pre-IPO investment in the AI industry, and (ii) a net foreign exchange loss of RMB59.9 million (US$8.8 million), compared with a net exchange gain of RMB35.0 million in the same period last year.

Operating profit was RMB118.5 million (US$17.5 million), compared with RMB836.2 million in the same period last year. The decrease in operating profit was mainly due to (i) an unrealized mark-to-market loss of RMB597.2 million (US$88.0 million) from fair value changes of an investment in a limited partnership investing in the AI industry, (ii) increased S&D expenses, and (iii) net foreign exchange loss of RMB59.9 million (US$8.8 million), compared to the net foreign exchange gain of RMB35.0 million in the same period last year.

Operating margin was 2.0%, compared with 16.8% in the same period last year.

Adjusted operating profit(2) was RMB730.7 million (US$107.7 million), compared with RMB852.6 million in the same period last year. If excluding FX, it would have been RMB790.6 million (US$116.5 million), representing a decrease of 3.3% YoY.

Adjusted operating margin(2) was 12.6%, compared with 17.2% in the same period last year. If excluding FX, it would have been 13.6%, compared to 16.5% in the same period last year.

Net finance costs were RMB108.0 million (US$15.9 million), compared to RMB79.4 million in the same period last year.

Share of loss of equity-accounted investees, net of tax was RMB20.4 million (US$3.0 million), compared to RMB136.9 million in the same period last year.

Changes in fair value of redemption liabilities were RMB25.9 million (US$3.8 million), which was a non-cash loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025 and has been excluded in non-IFRS financial measures(2).

Other expenses were RMB90.5 million (US$13.3 million), including a non-cash loss from fair value changes of certain derivative under mark-to-market impact, which was in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures(2).

Effective tax rate was negative 130.8%, compared to 21.9% in the same period last year. The negative effective tax rate for 26Q2 was driven by the consolidated pre-tax loss, which was primarily impacted by share of loss in Yonghui and an unrealized mark-to-market loss from fair value changes of an investment in a limited partnership investing in the AI industry, while income tax expense was recognized on profitable taxable entities within MINISO Group.

Adjusted effective tax rate(2) was 24.7%, which excluded the impact on effective tax rate as a result of adjusted items, compared to 16.5% in the same period last year. The YoY increase mainly reflected the tax effect of net foreign exchange loss and loss from certain subsidiaries of the Company.

Loss for the period was RMB291.5 million (US$43.0 million), compared to a profit for the period of RMB489.5 million in the same period last year. The loss for the period was mainly attributable to (i) the change in operating profit explained above, and (ii) other expenses of RMB90.5 million (US$13.3 million), compared to other gain of RMB6.7 million in the same period last year, partially offset by the decrease in share of loss in Yonghui.

Net loss margin was 5.0%, compared with a net profit margin of 9.9% in the same period last year.

Adjusted net profit(2) was RMB528.6 million (US$77.9 million), compared to RMB692.3 million in the same period last year. If excluding FX(3), it would have been RMB588.4 million (US$86.7 million), compared to RMB657.3 million in the same period last year.

Adjusted net margin(2) was 9.1%, compared to 13.9% in the same period last year. If excluding FX(3), it would have been 10.1%, compared to 13.2% in the same period last year.

Adjusted EBITDA(2) was RMB1,149.8 million (US$169.5 million), flat YoY.

Adjusted EBITDA margin(2) was 19.8%, compared to 23.2% in the same period last year.

Basic and diluted loss per ADS were both RMB0.96 (US$0.14), compared to both basic and diluted earnings per ADS of RMB1.60 in the same period last year.

Adjusted basic and diluted earnings per ADS(2) were both RMB1.76 (US$0.26), compared to RMB2.24 in the same period last year.

Net cash from operating activities was RMB1,110.2 million (US$163.6 million) for 26Q2, with a cash conversion ratio(7) of 2.1. Capital expenditure was RMB454.0 million (US$66.9 million) and free cash flow was RMB656.2 million (US$96.7 million).

Notes:

(1)	“SSSG” refers to the YoY growth of same-store GMV. For overseas markets, to exclude impact from foreign currency fluctuation, such growth is calculated by translating current period same-store GMV in foreign currencies using the prior year's monthly average exchange rates. Same-store GMV represents GMV generated by those MINISO stores that had been open for at least 15 months prior to the beginning of the relevant comparative period and were in normal operating status as of the end of each such period.

(2)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

(3)	“FX” refers to net foreign exchange gain or loss for the periods.

(4)	“YTD” refers to the six months ended June 30, 2026.

(5)	Revenue from TOP TOY brand only represents revenue generated from external parties

(6)	“Cash position” refers to the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits with original maturity over three months, and other investments recorded as current assets.

(7)	“Cash conversion ratio” refers to the ratio of net cash from operating activities divided by adjusted net profit for the period.

Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Friday, August 28, 2026 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/92213968231?pwd=6BiFT3ctp5uUiNjunNOPuKtKIadH7g.1

Meeting Number: 922 1396 8231

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers and using the same meeting number and passcode as access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. Since opening our first store in Chinese mainland in 2013, the Company has successfully built two brands – “MINISO” and “TOP TOY”. The Company’s flagship brand “MINISO” has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. The Company’s products cover diverse consumer needs and consumers are drawn to MINISO for our products’ trendiness, creativeness, high quality and affordability. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026, which was RMB6.7851 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted operating profit, adjusted operating margin, adjusted effective tax rate, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its core business performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted operating profit as operating profit for the period excluding (i) equity-settled share-based payment expenses and (ii) gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry. MINISO calculates adjusted operating margin by dividing adjusted operating profit by revenue for the same period. MINISO defines adjusted effective tax rate as the effective tax rate excluding the tax impact of adjusted items, under non-IFRS financial measures. MINISO defines adjusted net profit as profit for the period excluding (i) equity-settled share-based payment expenses, (ii) gain or loss from fair value change of derivatives, (iii) issuance cost of derivatives, (iv) interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, (v) share of profit or loss of Yonghui, net of tax, (vi) changes in fair value of redemption liabilities arising from preferred shares, and (vii) gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus (i) depreciation and amortization, (ii) finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, and (iii) income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares. Starting from March quarter 2026, to more accurately reflect the Company’s core business performance, the Company has adopted revised definitions of adjusted operating profit and adjusted net profit by excluding gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry from the calculation of these items. The Company recorded loss of nil and RMB829.0 thousand, and gain of RMB25.4 million and RMB53.8 million from fair value changes of an investment in a limited partnership investing in the AI industry for the three months ended March 31, June 30, September 30, and December 31, 2025, respectively. To ensure comparability, the Company has retrospectively adjusted its non-IFRS financial measures for prior periods.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its core business performance and formulate business plans. These non-IFRS financial measures enable the management to assess its core business results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its core business performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its core business results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s core business. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to operating profit, operating margin, effective tax rate, profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s core business performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS financial measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	December 31, 2025	June 30, 2026
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	2,109,385	2,583,756	380,799
Right-of-use assets	5,121,039	5,959,936	878,386
Intangible assets	94,951	225,543	33,241
Goodwill	223,187	210,946	31,090
Deferred tax assets	288,679	320,700	47,265
Other investments	201,727	479,160	70,619
Trade and other receivables	247,511	292,140	43,056
Financial derivative assets	774,103	321,925	47,446
Interests in equity-accounted investees	5,486,648	5,555,912	818,840

	14,547,230	15,950,018	2,350,742

Current assets
Other investments	-	100,351	14,790
Inventories	3,691,238	3,544,387	522,378
Trade and other receivables	3,307,129	3,453,949	509,050
Cash and cash equivalents	6,817,129	7,046,857	1,038,578
Restricted cash	54,229	5,931	874
Term deposits	216,567	241,074	35,530

	14,086,292	14,392,549	2,121,200

Total assets	28,633,522	30,342,567	4,471,942

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(CONTINUED)

(Expressed in thousands)

	As at	As at
	December 31, 2025	June 30, 2026
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	94	94	14
Additional paid-in capital	2,887,905	2,080,167	306,579
Other reserves	2,232,854	1,771,661	261,111
Retained earnings	5,497,910	6,459,461	952,007

Equity attributable to equity shareholders of the Company	10,618,763	10,311,383	1,519,711
Non-controlling interests	100,508	110,067	16,222

Total equity	10,719,271	10,421,450	1,535,933

LIABILITIES
Non-current liabilities
Contract liabilities	22,418	24,362	3,591
Loans and borrowings	5,415,416	6,287,885	926,720
Other payables	72,586	79,802	11,761
Lease liabilities	2,713,798	3,463,573	510,467
Financial derivative liabilities	1,184,050	858,687	126,555
Deferred income	33,053	32,570	4,800

	9,441,321	10,746,879	1,583,894

Current liabilities
Contract liabilities	388,746	427,640	63,026
Loans and borrowings	1,751,018	2,352,982	346,787
Trade and other payables	4,516,491	4,428,106	652,622
Lease liabilities	950,784	1,114,196	164,212
Deferred income	965	965	142
Current taxation	291,245	247,692	36,505
Redemption liabilities arising from preferred shares	573,681	602,657	88,821

	8,472,930	9,174,238	1,352,115

Total liabilities	17,914,251	19,921,117	2,936,009

Total equity and liabilities	28,633,522	30,342,567	4,471,942

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended June 30,			Six months ended June 30,
	2025	2026		2025	2026
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	4,966,068	5,810,513	856,364	9,393,112	11,498,901	1,694,728
Cost of sales	(2,767,187)	(3,180,868)	(468,802)	(5,236,194)	(6,405,225)	(944,013)

Gross profit	2,198,881	2,629,645	387,562	4,156,918	5,093,676	750,715
Other income	2,350	763	112	5,370	6,679	984
Selling and distribution expenses	(1,159,836)	(1,574,119)	(231,996)	(2,181,022)	(3,045,031)	(448,782)
General and administrative expenses	(261,512)	(293,650)	(43,279)	(503,656)	(590,943)	(87,094)
Other net income/(loss)	77,404	(625,184)	(92,141)	98,239	196,657	28,984
Credit loss on trade and other receivables	(4,675)	(12,489)	(1,841)	(13,450)	(14,663)	(2,161)
Impairment loss on non-current assets	(16,450)	(6,465)	(953)	(16,450)	(6,465)	(953)

Operating profit	836,162	118,501	17,464	1,545,949	1,639,910	241,693
Finance income	28,921	16,275	2,399	65,836	32,749	4,827
Finance costs	(108,291)	(124,226)	(18,309)	(194,236)	(244,722)	(36,068)

Net finance costs	(79,370)	(107,951)	(15,910)	(128,400)	(211,973)	(31,241)
Share of (loss)/profit of equity-accounted investees, net of tax	(136,941)	(20,435)	(3,012)	(138,946)	57,757	8,512
Other gain/(expenses)	6,659	(90,498)	(13,338)	(84,412)	(141,336)	(20,830)
Changes in fair value of redemption liabilities	-	(25,930)	(3,822)	-	(47,368)	(6,981)

Profit/(loss) before taxation	626,510	(126,313)	(18,618)	1,194,191	1,296,990	191,153
Income tax expense	(136,979)	(165,198)	(24,347)	(288,201)	(340,399)	(50,169)

Profit/(loss) for the period	489,531	(291,511)	(42,965)	905,990	956,591	140,984

Attributable to:
Equity shareholders of the Company	489,688	(289,186)	(42,622)	906,030	961,551	141,715
Non-controlling interests	(157)	(2,325)	(343)	(40)	(4,960)	(731)

Earnings/(loss) per share for ordinary shares
-Basic	0.40	(0.24)	(0.04)	0.74	0.79	0.12
-Diluted	0.40	(0.24)	(0.04)	0.73	0.79	0.12

Earnings/(loss) per ADS (Each ADS represents 4 ordinary shares)
-Basic	1.60	(0.96)	(0.14)	2.96	3.16	0.47
-Diluted	1.60	(0.96)	(0.14)	2.92	3.16	0.47

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(Expressed in thousands)

	Three months ended June 30,			Six months ended June 30,
	2025	2026		2025	2026
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit/(loss) for the period	489,531	(291,511)	(42,965)	905,990	956,591	140,984

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	12,966	(27,735)	(4,088)	11,675	(77,115)	(11,365)
Share of other comprehensive income of equity-accounted investees	-	1,907	281	-	2,720	401

Other comprehensive income/(loss) for the period	12,966	(25,828)	(3,807)	11,675	(74,395)	(10,964)

Total comprehensive income/(loss) for the period	502,497	(317,339)	(46,772)	917,665	882,196	130,020

Attributable to:
Equity shareholders of the Company	501,095	(309,689)	(45,645)	917,401	894,228	131,793
Non-controlling interests	1,402	(7,650)	(1,127)	264	(12,032)	(1,773)

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for percentages)

	Three months ended June 30,			Six months ended June 30,
	2025	2026		2025	2026
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of operating profit for the period to adjusted operating profit
Operating profit	836,162	118,501	17,464	1,545,949	1,639,910	241,693

Add back:
Equity-settled share-based payment expenses	15,656	15,008	2,212	40,586	123,723	18,235
Loss/(gain) from fair value changes of an investment in a limited partnership investing in the AI industry	829	597,159	88,010	829	(277,434)	(40,889)

Adjusted operating profit	852,647	730,668	107,686	1,587,364	1,486,199	219,039
Adjusted operating margin	17.2%	12.6%	12.6%	16.9%	12.9%	12.9%

Reconciliation of operating profit for the period to adjusted operating profit excluding FX(1)
Adjusted operating profit	852,647	730,668	107,686	1,587,364	1,486,199	219,039
Add back:
Net foreign exchange (gain)/loss	(34,993)	59,890	8,827	(36,570)	142,438	20,993

Adjusted operating profit excluding FX(1)	817,654	790,558	116,513	1,550,794	1,628,637	240,032
Adjusted operating margin excluding FX(1)	16.5%	13.6%	13.6%	16.5%	14.2%	14.2%

Note:

(1)       “FX” refers to net foreign exchange gain or loss for the period.

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)

(Expressed in percentages)

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Reconciliation of effective tax rate to adjusted effective tax rate:

Effective tax rate	21.9%	(130.8)%	24.1%	26.2%

Impact on effective tax rate as a result of adjusted items	(5.4)%	155.5%	(5.7)%	(1.4)%

Adjusted effective tax rate	16.5%	24.7%	18.4%	24.8%

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended June 30,			Six months ended June 30,
	2025	2026		2025	2026
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:

Profit/(loss) for the period	489,531	(291,511)	(42,965)	905,990	956,591	140,984

Add back:

Equity-settled share-based payment expenses	15,656	15,008	2,212	40,586	123,723	18,235

(Gain)/loss from fair value change of derivatives(1)(2)	(6,659)	90,498	13,338	39,748	141,336	20,830

Issuance cost of derivatives(1)(3)	-	-	-	44,664	-	-
Interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui(1)	73,606	74,305	10,951	128,351	147,820	21,786
-Interest expenses related to the Equity Linked Securities(4)	49,358	51,008	7,518	89,885	101,388	14,943
-Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui	24,248	23,297	3,433	38,466	46,432	6,843
Share of loss/(profit) of Yonghui, net of tax(1)	119,335	17,169	2,530	119,335	(60,289)	(8,885)
Changes in fair value of redemption liabilities(1)	-	25,930	3,822	-	47,368	6,981
Loss/(gain) from fair value changes of an investment in a limited partnership investing in the AI industry(5)	829	597,159	88,010	829	(277,434)	(40,889)

Adjusted net profit	692,298	528,558	77,898	1,279,503	1,079,115	159,042

Adjusted net margin	13.9%	9.1%	9.1%	13.6%	9.4%	9.4%

Attributable to:
Equity shareholders of the Company	692,459	530,827	78,232	1,279,458	1,083,167	159,639

Non-controlling interests	(161)	(2,269)	(334)	45	(4,052)	(597)

Adjusted net earnings per share(6)

-Basic	0.56	0.44	0.06	1.04	0.89	0.13
-Diluted	0.56	0.44	0.06	1.04	0.89	0.13

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)

-Basic	2.24	1.76	0.26	4.16	3.56	0.52
-Diluted	2.24	1.76	0.26	4.16	3.56	0.52

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)

(Expressed in thousands, except for percentages)

	Three months ended June 30,			Six months ended June 30,
	2025	2026		2025	2026
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of adjusted net profit for the period to adjusted net profit excluding FX(7):

Adjusted net profit	692,298	528,558	77,898	1,279,503	1,079,115	159,042

Add back:
Net foreign exchange (gain)/loss	(34,993)	59,890	8,827	(36,570)	142,438	20,993

Adjusted net profit excluding FX(7)	657,305	588,448	86,725	1,242,933	1,221,553	180,035
Adjusted net margin excluding FX(7)	13.2%	10.1%	10.1%	13.2%	10.6%	10.6%

Reconciliation of adjusted net profit for the period to adjusted EBITDA:

Adjusted net profit	692,298	528,558	77,898	1,279,503	1,079,115	159,042

Add back:

Depreciation and amortization	286,344	406,123	59,855	554,016	739,113	108,932
Finance costs excluding interest expenses related to the Equity Linked Securities	34,685	49,921	7,358	65,885	96,902	14,282

Income tax expense	136,979	165,198	24,347	288,201	340,399	50,169

Adjusted EBITDA	1,150,306	1,149,800	169,458	2,187,605	2,255,529	332,425
Adjusted EBITDA margin	23.2%	19.8%	19.8%	23.3%	19.6%	19.6%

Notes:

(1)       These adjustment items have been excluded from the calculation of adjusted net profit as the management of the Company does not consider such items to be indicative of its performance of core business.

(2)       The gain or loss from fair value change of derivatives was a non-cash gain or expense that was related to the fair value of the Equity Linked Securities and call spread. It was determined primarily by movements in the underlying share price.

(3)       The issuance cost of derivatives was a one-off expense that was related to the Equity Linked Securities.

(4)       For 26Q2, the RMB51.0 million interest expenses related to the Equity Linked Securities included RMB46.3 million non-cash portion and RMB4.7 million cash expense.

For 26H1, the RMB101.4 million interest expenses related to the Equity Linked Securities included RMB92.0 million non-cash portion and RMB9.4 million cash expense.

(5)       Gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry was included in other net income or loss, which was an unrealized gain or loss arising from fair value changes of an investment in a limited partnership investing in the AI industry.

(6)       Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

(7)       “FX” refers to net foreign exchange gain or loss for the period.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in thousands, except for percentages)

	Three months ended June 30,				Six months ended June 30,
	2025	2026		YoY	2025	2026		YoY
	RMB’000	RMB’000	US$’000		RMB’000	RMB’000	US$’000
Revenue
MINISO Brand	4,563,226	5,339,823	786,993	17.0%	8,649,004	10,513,225	1,549,457	21.6%
-Chinese mainland	2,621,212	3,221,701	474,820	22.9%	5,114,987	6,453,955	951,195	26.2%
-Overseas markets	1,942,014	2,118,122	312,173	9.1%	3,534,017	4,059,270	598,262	14.9%
TOP TOY Brand(1)	402,208	470,133	69,289	16.9%	742,058	984,618	145,115	32.7%
Others	634	557	82	(12.1)%	2,050	1,058	156	(48.4)%
	4,966,068	5,810,513	856,364	17.0%	9,393,112	11,498,901	1,694,728	22.4%

Note:

(1) Revenue from TOP TOY brand only represents revenue generated from external parties.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN CHINESE MAINLAND

	As of
	June 30, 2025	December 31, 2025	June 30, 2026	YoY	YTD(1)
By City Tiers
First-tier cities	572	609	611	39	2
Second-tier cities	1,774	1,881	1,928	154	47
Third- and lower-tier cities	1,959	2,078	2,126	167	48
Total	4,305	4,568	4,665	360	97

Note:

(1)	“YTD” refers to the six months ended June 30, 2026.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN OVERSEAS MARKETS

	As of
	June 30, 2025	December 31, 2025	June 30, 2026	YoY	YTD(1)
By Regions
Asia excluding China	1,695	1,793	1,793	98	-
North America	394	461	536	142	75
Latin America	661	722	726	65	4
Europe	319	361	356	37	(5)
Others	238	246	233	(5)	(13)
Total	3,307	3,583	3,644	337	61

Note:

(1) “YTD” refers to the six months ended June 30, 2026.

*For identification purpose only